VIA EDGAR

October 28, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Tia Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

RE:	Western Copper and Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No. 001-35075

This letter is submitted on behalf of Western Copper and Gold Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated October 21, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 which was filed on March 27, 2015.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the comment and have placed in boldface the heading of our response thereto.

Form 40-F for the Fiscal Year Ended December 31, 2014

1.	Exhibit 99.2 – Management’s Discussion and Analysis (“MD&A”)

We note your statement on page 5 that the Casino Project is expected to provide positive returns in a conservative price environment. Additionally, we note the subsequent table and the numbers in the current prices column. Please tell us if the current price numbers are based on mineral reserve numbers that are different than the base case mineral reserve numbers and, if not, revise future filings to clarify. In your response, if necessary, explain the differences between the current price column on page 5 of your Management’s Discussion and Analysis and any related numbers in Table 1-5 of your sensitivity analysis on page 24 of your Exhibit 99.1 Annual Information Form.

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Response:

The table on page 5 of the MD&A is intended to demonstrate the potential economic performance of the Casino Project in the current commodity price and foreign exchange (US vs. Canadian dollar) environment. These assumptions have been the most volatile over the last few years and are the ones most discussed by, and with, investors. We feel that updating these key financial assumptions provides investors with relevant forward-looking information that supplements the base case figures from the feasibility study released in 2013 (the “Feasibility Study”).

We state clearly at the bottom of the table that: “The above information is derived from adjusting the Feasibility Study financial model (Table 22-5) for the above noted commodity prices only.” This cautionary language is meant to alert investors that the only changes to the financial model presented in the Feasibility Study are the commodity sale prices and the associated foreign exchange rate. Investors have the ability to recreate the “current” results presented by inputting the price and exchange rate assumptions in Table 22-5 of the Feasibility Study.

There has been no change to the base case mineral reserve numbers. The Company will revise future filings to clarify this point.

2.	Exhibit 99.3 – Consolidated Financial Statements

We note that you classify your mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. We also note on pages 15-16 of your Annual Information Form that you obtained a technical report feasibility study for the Casino Project in 2013 showing mineral reserves under NI 43-101. Given the proven and probable reserves established for the Casino Project, please tell us how you considered whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable for purposes of classifying your exploration and evaluation assets as of December 31, 2013 and 2014. Refer to paragraph 17 of IFRS 6. Also confirm that you will revise your disclosure in future filings to clarify the basis for your conclusion to classify as exploration and evaluation assets, to the extent applicable.

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Response:

In note 3(a)(vii) to our financial statements for the year ended December 31, 2014, we explain that:

“The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.”

Although the Feasibility Study released by the Company in January 2013 established the current mineral reserves and indicated that the Casino Project has technical and commercial merit, it is not the sole determination of project viability. Other milestones must be met before the mineral property can be considered technically feasible and commercially viable. Most notably, the Company has not obtained the legal right to build and operate the mine (i.e. key permits).

Following the release of the Feasibility Study, the Company filed its Project Proposal with the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) in January 2014. The Company is currently preparing its response to YESAB’s second information request. This request contains 224 questions. The information requests are part of the proposal adequacy phase, in which YESAB reviews the Company’s proposal to determine whether the proposal is acceptable to proceed to the assessment phase. The assessment phase can take over a year to complete and the result is not assured. At the end of the assessment process, YESAB decides whether to recommend that the project proceed to the regulatory phase or withholds its recommendation. Even with a positive recommendation, YESAB may impose a series of terms and conditions to guide the regulatory bodies when issuing the final permits. The Company is not at a stage where it can quantify the effects of any proposed project modifications resulting from YESAB’s terms and conditions.

Despite the establishment of proven and probable reserves and the completion of a feasibility study showing positive economic results, the Casino Project is still at an early stage of the project evolution cycle. The Company faces significant challenges before it can proceed with the construction of the mine. The scope and the associated returns of the project will have to be reevaluated after the completion of the permitting process. Proposed project modifications and updated commodity price and cost parameters may affect the commercial viability of the project. Once the material aspects of the project are finalized, from both a technical and commercial point of view, the board of directors will determine whether the project is ready to proceed to the construction phase. We expect that the Company will be in a position to reclassify its exploration and evaluation assets to property and equipment once this definitive decision has been made.

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The Company also acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please feel free to contact the undersigned.

Sincerely,

/s/ Julien François

Julien François
Chief Financial Officer
Western Copper and Gold Corporation

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